UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number: 0-16472


|_| Form 10-KSB         |_| Form 20-F      |_| Form 11-K        |X| Form 10-QSB
|_| Form N-SAR              Form N-CSR

                         For Period Ended: JUNE 30, 2006

|_| Transition Report on Form 10-K     |_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K     |_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

           For the Transition Period Ended: _________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION
                         -------------------------------

                                 ICF CORPORATION
                                 ---------------
                            (Full Name of Registrant)

                             4030 PIKE LANE, SUITE C
                             -----------------------
            Address of Principal Executive Office (Street and Number)

                            CONCORD, CALIFORNIA 94520
                            -------------------------
                           (City, State and Zip Code)

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                       PART II - RULES 12B-25(B) AND D (C)
                       -----------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE
                              --------------------

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant has been unable to complete and file its Form 10-QSB for the fiscal quarter ended June 30, 2006 in a timely fashion because of ongoing discussions with the SEC staff concerning the accounting for a convertible term note and certain freestanding and embedded derivates related to shares of the Registrant's common stock issued in connection with a November 30, 2004 financing transaction, as more fully described in the Current Report on Form 8-K filed by the Registrant on December 23, 2005.

The Registrant does not currently anticipate that it will file its Form 10-QSB on or before the fifth calendar day following the prescribed due date according to Rule 12b-25. The Registrant is focused on resolving these issues as quickly as possible and plans to file its Form 10-QSB as soon as is practicable following the date hereof.



                           PART IV - OTHER INFORMATION
                           ---------------------------

(1) Name and telephone number of person to contact in regard to this notification:

   JANICE B. FUELLHART                                  (925) 849-1400
   -------------------                                  --------------
          (Name)                                      (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |_|Yes |X|No

The Registrant was also unable to complete and file its Form 10-KSB for the fiscal year ended December 31, 2005 or its Form 10-QSB for the fiscal quarter ended March 31, 2006 in a timely fashion for the reasons set forth in Part III above. The Registrant plans to file its Form 10-KSB, its first quarter Form 10-QSB and any required restated financial statements as soon as is practicable following the date hereof.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_|Yes |X| No

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                                 ICF CORPORATION
         ---------------------------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2006                            By:  /s/ Janice B. Fuellhart
      ---------------                                 --------------------------
                                                      Name:  Janice B. Fuellhart
                                                      Title: President

                                        3
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